DESERT GATEWAY, INC.

414 SE WASHINGTON BLVD., #102

BARTLESVILLE, OKLAHOMA 74006

(918) 336-1773

26 August 2008

John Reynolds, Assistant Director

Office of Emerging Growth Companies

United States Security and Exchange Commission

Division of Corporation Finance

Mail Stop 0304

Washington, D.C. 20549

Re:

Desert Gateway, Inc.

Registration Statement on Form 10

Filed June 27, 2008

File No. 0-53293

Dear Director Reynolds:

Desert Gateway, Inc. (the “Company”), has responded to comments contained in the letter of the Staff of the Securities and Exchange Commission (the “Commission”) dated August 5, 2008, regarding the Registration Statement on Form 10 filed with the Commission on June 27, 2008.  The Company is advised by your staff that you cannot respond timely so as to resolve all comments before the expiration of 60 days from the initial date of filing the Form 10.  The Company hereby requests the withdrawal of its Registration Statement on Form 10 and the Amendment thereto, SEC File No. 0-53293.  If the Staff has any questions or comments, please call our legal counsel, John Heskett at (918) 336-1773.

Very truly yours,

/s/  Robert Wilson

Robert Wilson

President and Chief Executive Officer